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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                    Furon Co.
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities)

                                   361106 10 7
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

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CUSIP No. 361106 10 7
Schedule 13G

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     RCM Capital Funds, Inc.  94-3132809

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [  ]                               (b)      [X]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5 SOLE VOTING POWER                     -0-

6 SHARED VOTING POWER                   -0-

7 SOLE DISPOSITIVE POWER

     591,000    RCM Capital Funds, Inc.

8 SHARED DISPOSITIVE POWER              -0-

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     591,000    RCM Capital Funds, Inc.

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.6    RCM Capital Funds, Inc.

12
TYPE OF REPORTING PERSON*

     IV

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Item 1(a) Name of Issuer:

     Furon Co.

Item 1(b) Address of Issuer's Principal Executive Offices:

     150 E. 58th Street
     New York, New York  10155-0015

Item 2(a) Name of Person Filing:

     RCM Capital Funds, Inc.

Item 2(b) Address of Principal Business Office or, if none, Residence:

     Four Embarcadero Center, Suite 3000
     San Francisco, California  94111

Item 2(c) Citizenship:

     Maryland Corporation

Item 2(d) Title of Class of Securities:

     Common

Item 2(e) CUSIP Number:

     361106 10 7

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (d) [X] Investment Company registered under section 8 of Investment Company Act of 1940.

Item 4.  Ownership.

     See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Page.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not Applicable.

Item 9. Notice of Dissolution of Group.

     Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

By   /s/ Judith A. Wilkinson
     Judith A. Wilkinson
     Vice President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RCM CAPITAL FUNDS, INC.

By   /s/ Judith A. Wilkinson               February 8, 1996
     Judith A. Wilkinson
     Vice President

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EXHIBIT A

RCM Capital Funds, Inc. ("RCM Capital Funds") is a diversified open-end management investment company registered under the Investment Company Act of 1940. There are currently three series of RCM Capital Funds outstanding - RCM Growth Equity Fund, RCM Small Cap Fund and RCM International Growth Equity Fund
A. Securities representing interests in RCM Growth Equity Fund and RCM Small Cap Fund have been registered under the Securities Act of 1933. The beneficial ownership reported on this Schedule 13G is the aggregate of shares held by all series of RCM Capital Funds.

RCM Capital Funds has retained RCM Capital Management ("RCM") as the investment manager for RCM Growth Equity Fund, RCM Small Cap Fund and RCM International Growth Equity Fund A. Pursuant to investment management agreements between RCM and RCM Capital Funds, RCM makes all of the investment decisions for each series of RCM Capital Funds, subject to the overall supervision of RCM Capital Funds' Board of Directors. As a result, the securities reported on this Schedule 13G are also included in RCM's aggregate beneficial ownership, as reported on its
Schedule 13G.